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                            August 25, 2021

       Thomas R. Knott
       Chief Executive Officer
       GS Acquisition Holdings Corp II
       200 West Street
       New York, NY 10282

                                                        Re: GS Acquisition
Holdings Corp II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 11,
2021
                                                            File No. 333-257535

       Dear Mr. Knott:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4, Filed August 11, 2021

       Questions and Answers about the Proposals for our Stockholders, page 15

   1. Please revise footnote 5 on pages 20, 52 and 138, and footnote 4 on pages 53 and 139, to describe how the Option
Agreement could affect the ownership shown in the Cash
                                                        Shortfall situation.
   2. We note that the PIK Notes are defined as the Shareholder Notes and the Management
                                                        Notes, both of which
are contemplated to be repaid upon closing. New disclosure on page
                                                        18 and elsewhere states
that the consideration to be paid to the Mirion Sellers in
                                                        connection with the
Business Combination will be allocated first in respect of the PIK
                                                        Notes and second in
respect of the Existing Mirion Shares. You also state that the PIK
                                                        Notes accrue
payment-in-kind interest daily at a rate of 11.5% annually and are
 Thomas R. Knott
FirstName LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany
August 25, NameGS
           2021    Acquisition Holdings Corp II
August
Page 2 25, 2021 Page 2
FirstName LastName
         contemplated to be sold at the Closing for a price equal to the full outstanding principal amount together with all accrued but unpaid interest up to but excluding the Closing Date.
         You also mention that as the amount of accrued and unpaid interest increases, the holders of the PIK Notes will receive more consideration as compared to the holders of the
         Existing Mirion Shares. This has the effect over time of increasing the amount of shares of
         GSAH Class A Common Stock to be issued to the Mirion Sellers (excluding members of
         Mirion management) and reducing the number of shares of GSAH Class B common stock that will be issued to Mirion management. Please revise to clarify whether you are selling
         PIK Notes at the Closing or simply repaying existing PIK Notes, reconcile your disclosure that the PIK Notes accrue interest at 11.5% given elsewhere you state the Management
         Notes accrue interest at 5.75%, and explain how the increase in shares of GSAH Class A
         Common Stock pursuant to the PIK notes results in fewer shares of GSAH Class B
         Common Stock being issued.
Summary of the Proxy Statement/Prospectus, page 32

3. We note your response to our prior comment 3, which we reissue. The advantages of the structure that you cite, such as control over the operating entities, a combined return and allowing existing shareholders the same voting power commensurate with their economic interests, appear to be present in other common SPAC acquisition structures. Please expand your disclosure in the Summary to specifically explain how this structure provides benefits unique to this structure. Please also revise to specifically explain the benefits of electing to receive paired interests that would not be shared with holders of GSAH Class
         A common shares generally, and why you expect Sellers (except for
Mirion   s
         management) to elect to receive GSAH Class A shares while Mirion   s
management will
         elect to receive Paired Interests. Also please revise the ownership structure chart to clarify whether Mirion management are expected to own the other <20% of
         IntermediateCo Class B common stock.
Unaudited Pro Forma Condensed Combined Financial Information, page 128

4.       Please tell us how your presentation of Mirion   s unaudited financial
results for the twelve-
         month period ending December 31, 2020 complies with Item 11-02(c)(3) of Regulation S-
         X. Tell us if there would be any material differences if you used amounts arrived at by adding subse-quent interim results to the audited fiscal year's data and deducting the comparable preceding year's interim results.
Proposal No. 1 - Approval of the Business Combination
Related Agreements, page 171

5. We note your response to our prior comment 10. Please revise page 173 to state whether the founder shares will be afforded registration rights if they vest. Thomas R. Knott
FirstName LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany
August 25, NameGS
           2021    Acquisition Holdings Corp II
August
Page 3 25, 2021 Page 3
FirstName LastName
Background of the Business Combination, page 174

6. We note your response to our prior comment 13, which we reissue in part. Please revise page 178 to provide the quantitative figures that resulted from the valuation methodologies relied on by the Board, such as the DCF analysis.
7. We note your response to our prior comment 14, which we reissue in part. Please revise pages 181-182 to provide more information concerning the peer company analysis, including the time period for the data used to calculate enterprise value, whether you used
         EBITDA as calculated by the peer company in its public filings or calculated by another method, and whether any of the EBITDA figures used for comparison were calculated
         differently than Mirion   s EBITDA.
Mirion Technologies (TopCo), Ltd.
Notes to Consolidated Financial Statements
1. Nature of Business and Summary of Significant Accounting Policies
Revenue Recogntion
ASC 606, page F-48

8. Please explain how you meet the criteria under ASC 606-10 paragraphs 55-5 through 55-6 regarding how the customer simultaneously receives and consumes the benefits as the installation services are performed. In this regard, disclose, if true, that the equipment is being used without the installation being completed and/or that another entity could complete the installation services at any point in time of the installation.
Financial Statements of Mirion Technologies (TopCo), Ltd. and Subsidiaries
15. Segment Information, page F-76

9. We noted that you removed your presentation of revenue disaggregated by product categories on page F-79 of your initial Form S-4 filing. As you have stated in your correspondence that you intend to present revenue disaggregated by product categories in an amendment to Form S-4, please also provide the disclosure for prior periods as previously presented.
Exhibits

10. Please file as exhibits the Confidentiality and Intellectual Property Agreement attached as an exhibit to the Logan Employment Agreement, as well as the Confidentiality, Non-
         Interference and Intellectual Property Agreement, attached to each of the Freed
         Employment Agreement and Schopfer Employment Agreement. Refer to Item 601(b)(10)
         of Regulation S-K.
 Thomas R. Knott
GS Acquisition Holdings Corp II
August 25, 2021
Page 4

       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameThomas R. Knott
                                                          Division of
Corporation Finance
Comapany NameGS Acquisition Holdings Corp II
                                                          Office of Life
Sciences
August 25, 2021 Page 4
cc:       Brian Parness, Esq.
FirstName LastName